Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                           United States Securities Act of 1933,
                                                                      as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                           Date: August 13, 2004


     On August 13, 2004, at the request of the Autorite des marches financiers, the French stock market regulator, Sanofi-Synthelabo caused the following announcement to be published in Les Echos, a French financial newspaper. The following is an English translation of the French announcement, the content of which Sanofi-Synthelabo had previously included in all substantive respects in its press release issued on August 12, 2004.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call);
e-mail proxy@mackenziepartners.com.


                                     * * * *

                           SUBSEQUENT OFFERING PERIOD
                    IN SANOFI-SYNTHELABO'S OFFER FOR AVENTIS

Sanofi-Synthelabo announces the success of its tender offer for the securities of Aventis. According to the definitive results published by the French Autorite des marches financiers (AMF) in its announcement of August 12, 2004, as of the expiration of the offers on July 30, 2004, in aggregate 769,920,773 Aventis ordinary shares had been tendered into the French, German and U.S. offers (including 24,137,576 Aventis ordinary shares underlying the Aventis ADSs tendered into the U.S. offer). In addition, 92,692 warrants issued by Aventis in 2002 and 164,556 warrants issued by Aventis in 2003 were tendered into the French offer.

These results indicate that 769,920,773 Aventis shares representing 95.47% of the share capital and 95.52% of the voting rights of Aventis, based on 806,437,011 shares and 806,044,276 voting rights outstanding as of July 31, 2004, have been tendered into the offers. After giving effect to the offers, on a fully-diluted basis, Sanofi-Synthelabo will hold 89.84% of the share capital and 89.88% of the voting rights of Aventis.

In order to allow holders of Aventis securities who did not tender during the initial offering period to benefit from the offer, and having obtained more than two-thirds of the voting rights of Aventis, Sanofi-Synthelabo announces that, in accordance with Article 5.3.2.1 of the General Regulation of the Conseil de Marches Financiers (the predecessor of the AMF), it is providing a subsequent offering period of 17 trading days in the French offer, the German offer and the U.S. offer.

The terms and conditions, the consideration offered and the financial analysis of the terms of these offers are identical to those offered during the initial offering periods, as described in the applicable offer documents of Sanofi-Synthelabo and the responsive documents filed by Aventis.

Each holder of Aventis securities will receive under the elections:

o STANDARD ENTITLEMENT: 5 Sanofi-Synthelabo ordinary shares and (euro)115.08 in cash for 6 Aventis ordinary shares (or 0.8333 of a Sanofi-Synthelabo ordinary share and (euro)19.18 in cash for each Aventis ordinary share);

o ALL STOCK ELECTION: 1.1600 Sanofi-Synthelabo ordinary shares for each Aventis ordinary share (or 2.3200 Sanofi-Synthelabo ADSs for each Aventis
    ADS);

o ALL CASH ELECTION: (euro)68.11 in cash for each Aventis ordinary share (or an amount in U.S. dollars equal to (euro)68.11 in cash for each Aventis
    ADS).

The proration and allocation adjustments described in the offer documentation will continue to apply to elections made with respect to Aventis ordinary shares tendered in the subsequent offering period. However, as disclosed in the offer documentation, the results of the application of these proration and allocation adjustments to tenders in the subsequent offering period may differ from the results of their application to tenders in the initial offering period ended July 30, 2004.

The subsequent offering periods will commence on August 13, 2004 and expire on September 6, 2004, at 23:00 hr (Central European Summer Time) for the French and German offers and simultaneously at 5:00 p.m. (Eastern Daylight Time) for the U.S. offer.

Sanofi-Synthelabo currently expects that the AMF will publish the results of the subsequent offering periods on or about September 16, 2004. Sanofi-Synthelabo currently expects that the settlement date of the subsequent offering periods will occur on or about September 24, 2004.

MINORITY BUY-OUT OFFER AND COMPULSORY ACQUISITION; MERGER

At this time, no decision has been taken with respect to a possible minority buy-out offer followed by a compulsory acquisition or with respect to a possible merger of Aventis and Sanofi-Synthelabo.

DIVIDEND PAYMENT DATE

Under the terms of the offers, each Sanofi-Synthelabo ordinary share issued to tendering holders of Aventis ordinary shares will entitle the holders (provided they continue to hold the Sanofi-Synthelabo ordinary shares through payment) to receive the dividend of (euro)1.02 that the shareholders of Sanofi-Synthelabo approved for distribution in respect of Sanofi-Synthelabo's 2003 results. This dividend will be paid on or about September 30, 2004, to the holders of the new Sanofi-Synthelabo ordinary shares to be issued in exchange for Aventis ordinary shares in the offers and, assuming it is paid on September 30, 2004, will be paid to whoever holds those Sanofi-Synthelabo ordinary shares as of the close of business on September 29, 2004. An interim dividend of (euro)0.97 per share has already been distributed on the existing Sanofi-Synthelabo ordinary shares. The balance of (euro)0.05 remaining on the 2003 dividend will also be paid on these existing Sanofi-Synthelabo ordinary shares on September 30, 2004, to whoever holds those existing Sanofi-Synthelabo ordinary shares as of the close of business on September 29, 2004.

In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION
---------------------

In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call);
e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the subsequent offering periods in the three offers will expire at the same time.

This announcement does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
--------------------------

This communication contains forward-looking information and statements about Sanofi-Synthelabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthelabo and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Synthelabo has filed with the SEC (File no: 333-112314). Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and prospectus/offer to exchange and other public documents filed with the SEC in the manner described above.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com. or by telephoning 01 53 77 45 45.